UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

TCR2 THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87808K106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON Globeways Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,561,612(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,561,612(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,612(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes 155,986 shares of Common Stock held by F2 Bioscience II 2017 Ltd., 713,723 shares of Common Stock held by F2 Capital I 2015 Ltd., 330,238 shares of Common Stock held by F2 Capital I 2017 Ltd. and 361,665 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON Globeways Holdings II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 675,918(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 675,918(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,918(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes 82,575 shares of Common Stock held by F2 Capital I 2019, LLC, 161,024 shares of Common Stock held by F2 BBG LLC, and 432,319 shares of Common Stock held by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2 Bioscience II 2017 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 155,986(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 155,986(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,986
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The reported securities are owned directly by F2 Bioscience II 2017 Ltd. Globeways Holdings Ltd. is the appointed manager of F2 Bioscience II 2017 Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Bioscience II 2017 Ltd.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2 Capital I 2015 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 713,723(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 713,723(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,723(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The reported securities are owned directly by F2 Capital I 2015 Ltd. Globeways Holdings Ltd. is the appointed manager of F2 Capital I 2015 Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Capital I 2015 Ltd.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2 Capital I 2017 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 330,238(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 330,238(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,238(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The reported securities are owned directly by F2 Capital I 2017 Ltd. Globeways Holdings Ltd. is the appointed manager of F2 Capital I 2017 Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Capital I 2017 Ltd.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2 MG Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 361,665(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 361,665(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,665(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The reported securities are owned directly by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of F2 MG Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MG Ltd.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2 Capital I 2019, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 82,575(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 82,575(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,575(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported securities are owned directly by F2 Capital I 2019, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 Capital I 2019, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Capital I 2019, LLC.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2 BBG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 161,024(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 161,024(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,024(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported securities are owned directly by F2 BBG LLC. Globeways Holdings II Ltd. is the appointed manager of F2 BBG LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 BBG LLC.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON F2-TPO Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 432,319(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 432,319(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,319(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported securities are owned directly by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of F2-TPO Investments, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2-TPO Investments, LLC.

(2)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 87808K106

1	NAME OF REPORTING PERSON Morana Jovan-Embiricos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,237,530 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,237,530 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,530 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 155,986 shares of Common Stock held by F2 Bioscience II 2017 Ltd., 713,723 shares of Common Stock held by F2 Capital I 2015 Ltd., 330,238 shares of Common Stock held by F2 Capital I 2017 Ltd. and 361,665 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings Ltd.

(2)

Includes 82,575 shares of Common Stock held by F2 Capital I 2019, LLC, 161,024 shares of Common Stock held by F2 BBG LLC, and 432,319 shares of Common Stock held by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by such entities. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings II Ltd.

(3)	Percentage based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

Item 1.

(a)	Name of Issuer

TCR2 Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Binney St., #710

Cambridge, MA 02142

Item 2.

(a)	Names of Persons Filing

F2 Capital I 2015 Ltd.

F2 Capital I 2017 Ltd.

F2 MG Ltd.

F2-TPO Investments, LLC

F2 BBG LLC

F2 Capital I 2019, LLC

F2 Bioscience II 2017 Ltd.

Globeways Holdings Ltd.

Globeways Holdings II Ltd.

Morana Jovan-Embiricos

(b)	Address of Principal Business office or, if None, Residence

Morana Jovan-Embiricos

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

Globeways Holdings Ltd.

3rd Floor, Geneve Place, Waterfront Dr

PO Box 3175, Road Town

Tortola, BVI

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

Globeways Holdings II Ltd.

3rd Floor, Geneve Place, Waterfront Dr

PO Box 3175, Road Town

Tortola, BVI

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 Capital I 2015 Ltd.

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

F2 Capital I 2017 Limited

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

F2 MG Limited

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

F2-TPO Investments, LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 BBG LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 Capital I 2019, LLC

c/o Singer McKeon, 8 West 38th Street, Suite 1001

New York, NY 10018

F2 Bioscience II 2017 Ltd.

c/o LJ Fiduciary, 8, Rue Saint-Leger,

CH-1205 Geneva

Switzerland

(c)	Citizenship

Morana Jovan-Embiricos: United Kingdom

Globeways Holdings Ltd.: British Virgin Islands

Globeways Holdings II Ltd.: British Virgin Islands

F2 Capital I 2015 Ltd.: British Virgin Islands

F2 Capital I 2017 Limited: British Virgin Islands

F2 MG Limited: British Virgin Islands

F2-TPO Investments, LLC: Delaware

F2 BBG LLC: Delaware

F2 Capital I 2019, LLC: Delaware

F2 Bioscience II 2017 Ltd.: British Virgin Islands

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

87808K106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	and (b) Amount beneficially owned:

(i)	F2 Capital I 2015 Ltd. directly owns 713,723 shares of Common Stock, which represents approximately 3.0% of the outstanding shares of Common Stock.

(ii)	F2 Capital I 2017 Ltd. directly owns 330,238 shares of Common Stock, which represents approximately 1.4% of the outstanding shares of Common Stock.

(iii)	F2 MG Ltd. directly owns 361,665 shares of Common Stock, which represents approximately 1.5 % of the outstanding shares of Common Stock.

(iv)	F2-TPO Investments, LLC directly owns 432,319 shares of Common Stock, which represents approximately 1.8% of the outstanding shares of Common Stock.

(v)	F2 BBG LLC directly owns 161,024 shares of Common Stock, which represents approximately 0.7% of the outstanding shares of Common Stock.

(vi)	F2 Capital I 2019, LLC directly owns 82,575 shares of Common Stock, which represents approximately 0.3% of the outstanding shares of Common Stock.

(vii)	F2 Bioscience II 2017 Ltd. directly owns 155,986 shares of Common Stock, which represents approximately 0.7% of the outstanding shares of Common Stock.

(viii)

Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by shares of Common Stock held by F2 Bioscience II 2017 Ltd., F2 Capital I 2015 Ltd., F2 Capital I 2017 Ltd. and F2 MG Ltd. Thus, Globeways Holdings Ltd. may be deemed to beneficially own 1,561,612 shares of Common Stock, which represents approximately 6.5% of the outstanding shares of Common Stock.

(ix)

Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by shares of Common Stock held by F2 Capital I 2019, LLC, F2 BBG LLC, and F2-TPO Investments, LLC. Thus, Globeways Holdings II Ltd. may be deemed to beneficially own 675,918 shares of Common Stock, which represents approximately 2.8% of the outstanding shares of Common Stock.

(x)

Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd and Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares and warrants held by Globeways Holdings Ltd. and Globeways Holdings II Ltd. Thus, Dr. Embiricos may be deemed to beneficially own 2,237,530 shares of Common Stock, which represents approximately 9.3% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
F2 Capital I 2015 Ltd.	0	713,723	0	713,723
F2 Capital I 2017 Ltd.	0	330,238	0	330,238
F2 MG Ltd.	0	361,665	0	361,665
F2-TPO Investments, LLC	0	432,319	0	432,319
F2 BBG LLC	0	161,024	0	161,024
F2 Capital I 2019, LLC	0	82,575	0	82,575
F2 Bioscience II 2017 Ltd.	0	155,986	0	155,986
Globeways Holdings Ltd.	0	1,561,612	0	1,561,612
Globeways Holdings II Ltd.	0	675,918	0	675,918
Morana Jovan-Embiricos	0	2,237,530	0	2,237,530

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 24,034,024 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2020

Globeways Holdings Ltd.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

Globeways Holdings II Ltd.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 Capital I 2015 Ltd.

By:	/s/ Rachel Hingham and Ivan Belford
Names: Rachel Hingham and Ivan Belford
Titles: Directors

F2 Capital I 2017 Ltd.

By:	/s/ Rachel Hingham and Ivan Belford
Names: Rachel Hingham and Ivan Belford
Titles: Directors

F2 MG Ltd.

By:	/s/ Rachel Hingham and Ivan Belford
Names: Rachel Hingham and Ivan Belford
Titles: Directors

F2-TPO Investments, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 BBG LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 Capital I 2019, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 Bioscience II 2017 Ltd.

By:	/s/ Rachel Hingham and Ivan Belford
Names: Rachel Hingham and Ivan Belford
Title: Directors

/s/ Morana Jovan-Embiricos
Morana Jovan-Embiricos